CST Trust Company 600 The Dome Tower, 333-7th Avenue S.W. Calgary, AB T2P 2Z1 www.canstockta.com Global Resources • Local Service • Customized Solutions

April 2, 2014

Agrium Inc.

13131 Lake Fraser Drive S.E.

Calgary, Alberta

T2J 7E8

Attention: Gary Daniel

Dear Sirs:

Re:	Confirmation of Mailing to Holders of Agrium Inc.

On April 2, 2014, the following items were sent to all registered holders of Agrium Inc. common shares, not coded as lost.

X	Proxy

X	Notice of Meeting/Information Circular

X	Annual Report (Mailed to those shareholders who did not decline receipt)

X	Request for Financial Statements Form

Please note that:

—	we have coded security holders as “lost” in cases where on two consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

Yours very truly,

CST TRUST COMPANY

“Sylvia Stake”

Sylvia Stake

Director, Relationship Management

sstake@canstockta.com

403-776-3907

Cc Rhonda Kambeitz